[SYNAGRO LOGO]



July 27, 2006



via EDGAR transmission and facsimile (202) 772-9368
Ms. Patricia Armelin
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

       Re:    Form 8-K Item 4.01 filed on July 19, 2006
              Synagro Technologies, Inc. - File No. 1-32531

Dear Ms. Armelin:

We are in receipt of the Staff's letter dated July 24, 2006 commenting on our above referenced filing. Set forth below are the comments contained in the Staff's letter and our responses thereto.

Comment
-------

1. We note that PricewaterhouseCoopers LLP ("PwC") has declined to stand for reappointment. Please note that, at such time PwC has completed its procedures for the interim period ended June 30, 2006 and their relationship with you has actually ended, an additional Item 4.01 Form 8-K will be required. The Form 8-K should address all of the disclosures required by Item 304 of Regulation S-K and an updated letter from the former accountant, filed as Exhibit 16, should be provided along with the filing. An Item 4.01 Form 8-K will also be required when you engage a new accountant. Please confirm to us your intentions in this regard.

Response:
---------

     We confirm our intentions in that regard. Please see our Form 8-K/A filed as of July 27, 2006 reflecting the appointment of a new independent registered public accounting firm and the completion of procedures by PwC.















     1800 Bering Drive, Suite 1000, Houston, TX 77057 o ph: (713) 369-1700 o
                 Fax: (713-369-1750) o Toll Free: (800) 370-0035

     In connection with responding to the Staff's comments, the company acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or further comments, please do not hesitate to call me at (713) 369-1722.


                                  Sincerely,


                                  By:           /s/ Thomas M. Urban
                                      ------------------------------------------
                                      (Vice President, Chief Accounting Officer
                                              & Corporate Controller)












     1800 Bering Drive, Suite 1000, Houston, TX 77057 o ph: (713) 369-1700 o
                 Fax: (713-369-1750) o Toll Free: (800) 370-0035